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                              August 10, 2020

       Preston Klassen, M.D.
       President and Chief Executive Officer
       Metacrine, Inc.
       3985 Sorrento Valley Blvd., Suite C
       San Diego, CA 92121

                                                        Re: Metacrine, Inc.
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 31,
2020
                                                            CIK No. 0001634379

       Dear Mr. Klassen:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1

       Overview, page 1

   1. We note your response to our prior comment 2. Please revise your disclosure to provide the basis for the
belief that FXR agonists can be the backbone of a combination therapy in
                                                        NASH. It remains
unclear how you determined that FXR agonists can be the chief support in such
therapy.
   2. We note your response to our prior comment 3 and your revisions. Given the early stage of development of your
product candidates and the very speculative nature of assessing your position in the
industry, we continue to object to using terms such as "best-in-class."
 Preston Klassen, M.D.
Metacrine, Inc.
August 10, 2020
Page 2
         Please remove this language and any similar language throughout your registration statement.
3. We have considered your response to our prior comment 5 and your revisions, including the additional disclosure you provided. Please remove references to the potential
         "potency" of your product candidates throughout your registration statement.
4. We note your response to our prior comment 7. We also note that your disclosure appears to continue to make comparisons that are not head-to-head, we reissue our comment. We note the following disclosure in particular: "In preclinical studies of our FXR agonists, we have observed improvement in colon inflammation on a level similar to that of injectable biologics currently used for treatment." Please remove any comparisons with third party treatments, including your perceived similarity to existing therapies currently used for treatment.
        You may contact Tracie Mariner at (202) 551-3744 or Kevin Vaughn at
(202) 551-3494
if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Celeste Murphy at
(202) 551-
3257 with any other questions.



FirstName LastNamePreston Klassen, M.D.                        Sincerely,
Comapany NameMetacrine, Inc.
                                                               Division of
Corporation Finance
August 10, 2020 Page 2                                         Office of Life
Sciences
FirstName LastName